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Contact:  Wendy Kim    - DMX Inc. (310) 444-1744
          Rob Manning  - DMX Inc. (310) 444-1744


FOR IMMEDIATE RELEASE
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                        TCI TO INCREASE STAKE IN DMX(R)
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     LOS ANGELES, MAY 15, 1996--DMX Inc. ("DMX") (NASDAQ:TUNE), has today announced a series of transactions with Tele-Communications, Inc. (TCI, symbol "TCOMA") which will increase the stake in DMX held by TCI and its affiliates from approximately 14 percent to approximately 45 percent. Upon completion of all of the transactions, DMX will have approximately 59.6 million shares outstanding.

     DMX will complete the previously announced merger with TCI-Euromusic, Inc., a subsidiary of TCI. Through the merger DMX will acquire the 49 percent interest in DMX-Europe N.V. (DMX-E) held by Telecommunications International, Inc. (symbol "TINTA"), in exchange for 10.8 million shares of common stock of DMX. TCI holds approximately 82% of the outstanding stock of TINTA, which is a public reporting company. The merger gives DMX sole ownership of DMX-Europe. As a result of the merger, DMX Inc. will have acquired the debt obligations of DMX-E to TCI-Euromusic, Inc., and will be relieved of certain debt obligations of DMX to TCI-Euromusic, Inc. TINTA will have the right to appoint two members of DMX's board of directors.

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Page Two

     In a related transactions, TCI has agreed to purchase an additional 4.5 million shares of common stock from DMX for $9 million, of which $5 million will be used to pay outstanding debts and payables of DMX and DMX-E. The remaining proceeds received from the stock sale to TCI will be used to fund the operations of DMX and DMX-E in the immediate future. During that time DMX will explore various alternatives to fund the expected continuing losses of the European operations.

     In a separate purchase, TCI has agreed to buy all 5.7 million shares of DMX stock owned by Steve Wynn at $2 per share, the same price paid by TCI in its purchase of additional stock from the Company. Mr. Wynn has resigned as a director of DMX.

     Two new board members of DMX were also announced. Donne E. Fisher and Leo
J. Hindery, Jr. will fill immediate vacancies created by the resignations of Steve Wynn and Tom Oliver.

     Donne Fisher has been a director of TCI since 1980. Mr. Fisher served as executive vice president of TCI until January 1996 when he retired, and he now serves as a consultant to TCI.

     Leo Hindery founded InterMedia Partners, a multi-system cable television operator, and is managing general partner and CEO of InterMedia and its affiliated entities.

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Page Three

     "I am pleased by TCI's show of support as demonstrated by their increased involvement in DMX," said Jerold H. Rubinstein, chairman of the board and CEO. "TCI has been supportive of our service from the very beginning and their involvement with us is important as we move into the digital compression era. We will continue to build and enhance DMX as a brand name consumer product and music service for the residential and commercial marketplace."

     DMX said that as a result of its continuing losses, it no longer meets the requirements to be listed on the NASDAQ national quotation system, and will be delisted unless it can make arrangements to meet those requirements. The Company has requested an extension of time to comply with those requirements. The Company stated that it intends during this time to take steps to qualify for continued listing on the national quotation system or for trading on the NASDAQ small capital market.

     The nation' leading premium digital music provider, DMX was launched in late 1991. DMX is now available in 40 million homes and businesses in the United States, Canada, Europe, Central and Latin America, South Africa, Israel and the Caribbean. The system offers up to 120 distinctly programmed channels such as classical, pop, Latin, urban, rock, jazz and country, along with many specialty and international channels such as Swiss Folk, various German language channels, Chinese, Flemish, Brazilian, World Beat and Hebrew.

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